Exhibit 2
JOINDER AGREEMENT
     JOINDER AGREEMENT, dated as of October 20, 2009, by and between NCI Building Systems, Inc., a Delaware Corporation (the “Company”), and CD&R Friends & Family Fund VIII, L.P., a Cayman Islands exempted limited partnership (the “Joining Entity”).
     WHEREAS, the Company and Clayton, Dubilier & Rice Fund VIII, L.P. (“CD&R Fund VIII”) entered into an Investment Agreement, dated as of August 14, 2009 (as amended, the “Investment Agreement”);
     WHEREAS, immediately prior hereto, CD&R Fund VIII and the Joining Entity entered into an Assignment Agreement under which CD&R Fund VIII assigned to the Joining Entity its right to acquire 349 shares of Series B Cumulative Convertible Participating Preferred Stock, par value $1.00 per share of the Company; and
     WHEREAS, capitalized terms used but not otherwise defined in this Joinder Agreement shall have the respective meanings assigned to them in the Investment Agreement.
     NOW, THEREFORE, in consideration of the foregoing and the agreements set forth below, the parties hereto agree as follows:
     1. Joinder. Upon execution hereof, effective at the Closing (as defined in the Investment Agreement), the Joining Entity shall be deemed included in the term “Investor” with respect to the rights of the Investor under the Investment Agreement.
     2. Notices. All notices, requests, claims, demands, waivers and other communications to the Joining Entity in connection with the Investment Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand or overnight courier service, or when received by facsimile transmission if promptly confirmed, as follows:
Clayton, Dubilier & Rice Friends & Family Fund VIII, L.P.
c/o Clayton, Dubilier & Rice, Inc.
Attention: Theresa Gore
375 Park Avenue, 18th Floor
New York NY 10152
Fax: (212) 893-5252
with a copy to:

Debevoise & Plimpton LLP
Attention: Franci J. Blassberg
919 Third Avenue
New York, NY 10022
Fax: (212) 909-6836
     3. Governing Law. This Agreement will be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and to be performed within the State of Delaware, without giving effect to conflicts of law rules that would require or permit the application of the laws of another jurisdiction.
     4. Counterparts. This Agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have caused this agreement to be executed and delivered as of the date first above written.

CD&R FRIENDS & FAMILY FUND VIII, L.P.
By: CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary

NCI BUILDING SYSTEMS, INC.

By:	/s/ Norman C. Chambers
Name:	Norman C. Chambers
Title:	Chief Executive Officer
Acknowledged by:

CLAYTON, DUBILIER & RICE FUND VIII, L.P.
By: CD&R Associates VIII, Ltd., its general partner

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and Assistant Secretary